Annual Shareholder Meeting Results:

The Funds held their annual meeting of shareholders on December 23, 2008. Common/Preferred shareholders voted as indicated below:

				Affirmative	Withheld						Authority

Re-election of Paul Belica
-Class III to serve until 2011	4,594,295	441,191
Re-election of John C. Maney**
-Class III to serve until 2011	4,600,079	435,407
Election of Diana L. Taylor*
-Class II to serve until 2010	1,626		76

Messrs. Hans W. Kertess*, Robert E. Connor, William B. Ogden, IV and
R. Peter Sullivan III continue to serve as Trustees of the Funds.

Diana L. Taylor resigned as Trustee of the Fund on September 10, 2009.

* Preferred Shares Trustee
** Mr. John C. Maney is an Interested Trustee of the Fund.